Mail Stop 4561

April 9, 2007

VIA USMAIL and FAX (818) 610 - 0313

Mr. Allen E. Kahn
Chief Executive Officer
Concierge Technologies, Inc.
22048 Sherman Way, Suite 301
Canoga Park, California 91303

> **Re: Concierge Technologies, Inc.**
> **Form 10-KSB for the year ended 6/30/2006**
> **Filed on 10/13/2006**
> **File No. 000-29913**

Dear Mr. Allen E. Kahn:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

     Sincerely,

     Cicely LaMothe
     Branch Chief